U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
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                        NOTIFICATION OF LATE FILING              SEC FILE NUMBER
                                                                    0-21025
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                                                                   CUSIP NUMBER

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(Check One):

            [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ]Form 11-K
                   [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                       For Period Ended: December 31, 1997

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended: Not Applicable
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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
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Part I--Registrant Information
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     Full Name of Registrant: Aurora Acquisitions, Inc.

     Former Name if Applicable: Auburn Enterprises, Inc.

     Address of Principal Executive Office:

                  1050 Seventeenth Street
                  Suite 1700 ,
                  Denver, Colorado 80265

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Part II--Rules 12b-25 (b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative
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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is unable to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 within the prescribed period because the Registrant changed its independent auditors in March 1998 and the new auditors were not able to complete the audit and deliver their final audit report to the Registrant for the fiscal year ended December 31, 1997 by the March 31, 1998 due date. The Registrant is, therefore, unable to complete the preparation and filing of its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997, within the prescribed period.
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Part IV--Other Information
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     (1) Name and telephone number of person to contact in regard to this notification

     Henry F. Schlueter, Esq.           (303)                 292-3883
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            (Name)                   (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            AURORA ACQUISITIONS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 1, 1998                           By: /s/  Michael J. Delaney
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                                                 Michael J. Delaney, President




INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

James E. Scheifley & Associates, P.C.
Certified Public Accountants

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April 1, 1998


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC    20549

Re:  Aurora Acquisitions, Inc.

Dear Sir/Madam:

On March 27, 1998 we were engaged as the Company's independent auditor for the year ended December 31, 1997. Due to our recent engagement, we have been unable to complete our audit procedures so as to allow the Company to timely file its report on Form 10-KSB.

Sincerely,

/s/  James E. Scheifley & Associates, P.C.
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James E. Scheifley & Associates, P.C.